Rule  424(b)(3)
                                                           File  Nos.  333-78717
                                                                       333-88783

PRICING SUPPLEMENT DATED MAY 9, 2001
(to Prospectus dated November 15, 1999
and Prospectus Supplement dated November 15, 1999)

JERSEY CENTRAL POWER & LIGHT COMPANY
Medium Term Notes, Series E, Tranche 1

Trade Date:                     May 9, 2001

Principal Amount:               $150,000,000

Original Issue Date:            May 14, 2001

Maturity Date:                  May 15, 2006

Interest Rate:                  6.45% per annum, accruing from May 14, 2001

Interest Payment Dates:         May 15 and November 15, commencing
                                November 15, 2001

Agents' Discounts or
Commissions:                    $900,000

Proceeds to Company:            $148,795,500

Additional Terms:               $75,000,000 of the principal amount of the Notes
                                has  been   sold  to   Morgan   Stanley   &  Co.
                                Incorporated  and  $75,000,000  of the principal
                                amount of the Notes has been sold to J.P. Morgan
                                Securities  Inc., each as principal,  for resale
                                to  the  public  at  a  price  of  99.797%.   In
                                addition,  Morgan Stanley & Co. Incorporated and
                                J.P.  Morgan  Securities  Inc.  have  agreed  to
                                reimburse   certain  expenses  incurred  by  the
                                Company in connection with the offering of the Notes.

                                The Agents and their affiliates engage in various general financing and banking transactions with the Company and its affiliates. In particular an affiliate of J.P. Morgan Securities Inc. is a lender to the Company. The Company will use a portion of the net proceeds to repay amounts outstanding under a credit facility and an affiliate of J.P. Morgan Securities Inc. will receive a portion of the



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                                amounts repaid thereunder. Because more than 10%
                                of the net proceeds may be paid to an affiliate of one of the agents, the offering is being conducted pursuant to Rule 2710(c)(8) of the Conduct Rules of the NASD.

                                Certain legal matters will be passed upon for the Company by Thelen Reid & Priest LLP and for the underwriters by Pillsbury Winthrop LLP.

Optional Redemption:            The Notes will be  redeemable,  as a whole or in
                                part,  at the Company's  option,  at any time or
                                from time to time, on at least 30 days,  but not
                                more than 60 days,  prior  notice  mailed to the
                                registered  address of each holder of the Notes.
                                The  redemption  prices  will  be  equal  to the
                                greater of (1) 100% of the  principal  amount of
                                the Notes to be  redeemed  or (2) the sum of the
                                present   values  of  the  Remaining   Scheduled
                                Payments  (as defined  below)  discounted,  on a
                                semiannual   basis   (assuming  a  360-day  year
                                consisting of twelve 30-day  months),  at a rate
                                equal  to  the  sum  of the  Treasury  Rate  (as
                                defined below) and 20 basis points. In each case
                                accrued   interest   will  be   payable  to  the
                                redemption date.

                                "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

                                "Comparable  Treasury  Issue"  means the  United
                                States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to


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                                the remaining  term of such Notes.  "Independent
                                Investment Banker" means one of the reference Treasury Dealers appointed by the Company.

                                "Comparable Treasury Price" means, with respect to any redemption date, the average of the Reference Treasury Dealer Quotations. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Senior Note Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Senior Note Trustee by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding such redemption date.

                                "Senior  Note  Trustee"  shall  mean the  United
                                States   Trust   Company  of  New  York  or  its
                                successor.

                                "Reference Treasury Dealer" means each of Morgan Stanley & Co. Incorporated and J.P. Morgan Securities Inc. and their respective successors. If any of the foregoing shall cease to be a primary U.S. Government securities dealer (a "Primary Treasury Dealer"), the Company shall substitute another nationally recognized investment banking firm that is a Primary Treasury Dealer.

                                "Remaining   Scheduled   Payments"  means,  with
                                respect to each Note to be redeemed, the remaining scheduled payments of principal of and interest on such Note that would be due after the related redemption date but for such redemption. If such redemption date is not an interest payment date with respect to such Note, the amount of the next succeeding scheduled interest payment on such Note will be reduced by the amount of interest accrued on such Note to such redemption date.


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                                On and after the redemption date,  interest will
                                cease to accrue on the Notes or any portion of the Notes called for redemption (unless the
                                Company   defaults   in  the   payment   of  the
                                redemption price and accrued interest). On or before the redemption date, the Company will deposit with a paying agent (or the Senior Note Trustee) money sufficient to pay the redemption price of and accrued interest on the Notes to be redeemed on such date. If less than all the Notes of any series are to be redeemed, the Notes to be redeemed shall be selected by the Senior Note Trustee by such method as the Senior Note Trustee shall deem fair and appropriate.






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